RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - - - - - - - -

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2018	December 31, 2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,558	$12,417
Restricted cash	422	322
Trade receivables, net	5,051	7,286
Contract assets (Note 4)	1,188	1,140
Other accounts receivable and prepaid expenses	491	330
Inventories (Note 5)	7,037	7,910
Current assets related to discontinued operations (Note 1b)	2,130	2,468

Total current assets	31,877	31,873

NON CURRENT ASSETS:
Long-term receivable and other deposits	72	68
Property, plant and equipment, net (Note 6)	4,232	3,915
Long-term assets related to discontinued operations (Note 1b)	281	319

Total non-current assets	4,585	4,302

Total assets	$36,462	$36,175

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2018	December 31, 2017
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,227	$2,904
Other accounts payable and accrued expenses	2,276	2,814
Advances from customers	116	41
Contract liabilities (Note 4)	431	145
Current liabilities related to discontinued operations (Note 1b)	411	328

Total current liabilities	5,461	6,232

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	760	758

Total long-term liabilities	760	758

SHAREHOLDERS EQUITY:
Share capital (Note 9) -
Ordinary Shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2018 and 37,500,000 at December 31, 2017, respectively; Issued and outstanding: 32,895,576 at June 30, 2018 and 31,392,040 at December 31, 2017, respectively	348	335
Additional paid-in capital	106,110	104,923
Accumulated other comprehensive income	105	392
Accumulated deficit	(76,854)	(77,124)

Total RADA Electronic Industries shareholders’ equity	29,709	28,526

Non-controlling interest	532	659

Total shareholders’ equity	30,241	29,185

Total liabilities and shareholders’ equity	$36,462	$36,175

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited
Revenues:
Products	$12,036	$9,371
Services	560	621
	12,596	9,992
Cost of revenues:
Products	7,951	6,599
Services	86	60
	8,037	6,659

Gross profit	4,559	3,333
Operating expenses:
Research and development, net	1,284	406
Marketing and selling	1,284	855
General and administrative	1,682	1,212
Total operating expenses	4,250	2,473

Operating income	309	860
Total financial income (expenses), net (Note 10)	3	(9)

Net income from continuing operations	312	851

Net income (loss) from discontinued operations (Note 1b)	(97)	40
Net income	$215	$891
Net income (loss) attributable to non controlling shareholders	$(55)	$8

Net income attributable to RADA Electronic Industries’ shareholders	$270	$883

Basic and diluted net income from continuing operations per ordinary shares	$0.01	$0.04
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$0.00
Basic and diluted net income per Ordinary share	$0.01	$0.04
Weighted average number of Ordinary Shares used for computing basic net income per share	32,745,620	21,780,651
Weighted average number of Ordinary Shares used for computing diluted net income per share	33,269,376	26,475,843

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2018	2017
	Unaudited

Net income	$215	$891

Other comprehensive income (loss), net:
Change in foreign currency translation adjustment	(359)	74

Total comprehensive income (loss)	(144)	965

Less: comprehensive income (loss) attributable to non-controlling interest	(127)	24

Comprehensive income (loss) attributable to RADA Electronic Industries’ shareholders	$(17)	$941

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

				Accumulated
	Number of Ordinary	Share	Additional paid-in	other comprehensive	Accumulated	Non controlling	Total
	shares	capital	capital	income (loss)	deficit	interest	equity

Balance at January 1, 2017	21,246,502	$250	$89,407	$222	$(79,363)	$513	$11,029
Share-based compensation to employees	-	-	559	-	-	-	559
Exercise of warrants	4,218,121	36	2,105	-	-	-	2,141
Conversion of convertible loan to Ordinary Shares	1,322,917	11	3,164	-	-	-	3,175
Issuance of shares, net of issuance costs of $174	4,604,500	38	9,688	-	-	-	9,726
Net income	-	-	-	-	2,239	103	2,342
Other comprehensive income	-	-	-	170	-	43	213

Balance at December 31, 2017	31,392,040	$335	$104,923	$392	$(77,124)	$659	$29,185
Share-based compensation to employees	-	-	400	-	-	-	400
Issuance of shares and warrants	1,503,536	13	787	-	-	-	800
Net income (loss)	-	-	-	-	270	(55)	215
Other comprehensive loss	-	-	-	(287)	-	(72)	(359)

Balance at June 30, 2018 (unaudited)	32,895,576	$348	$106,110	$105	$(76,854)	$532	$30,241

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited
Cash flows from operating activities:
Net income	$215	$891
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation, amortization and impairment	614	297
Extinguishment and amortization expenses related to beneficial conversion feature of convertible loans	-	19
Severance pay, net	23	72
Share-based compensation to employees	400	249
Decrease (increase) in trade receivables, net	2,235	(854)
Increase in other accounts receivable and prepaid expenses	(167)	(222)
Decrease (increase) in contract assets	(48)	711
Increase (decrease) in contract liabilities	286	(200)
Decrease (increase) in inventories	602	(858)
Increase (decrease) in trade payables	(808)	291
Decrease in other accounts payable and accrued expenses	(484)	(325)

Net cash provided by operating activities from continuing operations	2,868	71

Cash flows from investing activities:
Purchase of property, plant and equipment	(529)	(659)
Increase (decrease) in long-term receivables and deposits	2	(27)

Net cash by used in investing activities from continuing operations	(527)	(686)

Cash flows from financing activities:
Repayment of short-term bank credit, net	-	(53)
Issuance of shares and warrants, net	800	420

Net cash provided by financing activities from continuing operations	800	367

Net cash provided by (used in) operating activities from discontinued operations	913	(231)

Net cash used in investing activities from discontinued operations	(2)	(2)

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	(399)	(117)

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Increase (decrease) in cash and cash equivalents and restricted cash	3,653	(598)
Cash and cash equivalents and restricted cash at the beginning of the period	13,006	2,681

Cash and cash equivalents and restricted cash at the end of the period	16,659	2,083

Less cash and cash equivalents of discontinued operation at the end of the period	679	754

Cash and cash equivalents of continued operation at the end of the period	$15,980	$1,329

(a) Supplemental disclosures of cash flow activities:

Net cash paid during the period for income taxes	$8	$8

Net cash paid during the period for interest	$14	$128

(b) Non-cash transactions

Purchase of property, plant and equipment in credit	$131	$58

Transfer of inventory to property, plant and equipment	$271	$89

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:- GENERAL

a.	RADA Electronic Industries Ltd. (the “Company”) is an Israeli based defense electronics contractor that specializes in the design, development, production and sales of Tactical Land Radars for Ground Forces and Border Protection and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

The Company operates a test and repair shop using its Automated Test Equipment (“ATE”) products in Beijing, China, through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. (“CACS”). CACS was established with a Chinese third party, which owns the remaining 20% equity interest (see Note 1b).

In January 2018, the Company incorporated RADA Sensors Inc., a fully owned subsidiary of the Company. RADA Sensors Inc. is the holder of 75% of the interests in RADA Technologies LLC, also organized in January 2018, together with ZASE Technologies LLC (the holder of 25% of the interests in RADA Technologies LLC).

The Company is organized and operates as one operating segment.

b.	Discontinued operations

In December 2016, the Company committed to a plan to sell its test and repair services activity (provided through CACS, the Company’s 80% owned subsidiary) in order to focus on its core business. As of June 2018, the Company’s management believes that the sale will be completed by December 31, 2018.

The results of the discontinued operations including prior periods’ comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of operations and balance sheets are presented below:

	Six months ended June 30,
	2018	2017
	Unaudited

Revenues	525	737
Cost of sales	447	586
Operating expenses	174	94
Operating income (loss)	(96)	57
Finance income (expenses), net	(1)	4
Taxes on income	-	21

Net income (loss)	(97)	40

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:- GENERAL (Cont.)

The major classes of assets and liabilities that were classified as discontinued operations were:

	June 30, 2018	December 31, 2017
	Unaudited

Cash and cash equivalents	$679	$267
Trade receivables	396	1,200
Other accounts receivable and prepaid expenses	53	61
Inventories	1,002	940
Property, plant and equipment, net	281	319

Total assets of discontinued operations	$2,411	$2,787

Trade payables	59	4
Accrued expenses and other liabilities	352	324

Total liabilities of discontinued operations	$411	$328

c.	Liquidity and Capital Resources:

On May 15, 2016, the Company’s shareholders approved an investment transaction with a new investor (the “Investor”) after which the Investor became a controlling shareholder of the Company. The Company issued 8,510,638 Ordinary Shares in consideration for an aggregate amount of approximately $4,000, or a price per Ordinary Share of $0.47 (the “Initial Investment”). The Company also issued to the Investor, warrants to purchase: (i) 4,255,319 Ordinary Shares at an exercise price per Ordinary Share of $0.47 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 24 months following the date of the Initial Investment and (ii) 3,636,363 Ordinary Shares at an exercise price per Ordinary Share of $0.55 (resulting in an aggregate exercise price of $2,000) exercisable for a period of 48 months following the date of the Initial Investment (collectively: the “Warrants”).

In addition, as part of the investment transaction, the Investor agreed to grant the Company an option, exercisable in the discretion of either the Investor or the Company, to obtain a convertible loan from the Investor in the principal amount of up to $3,175, to be used solely for the purpose of the repayment of the outstanding convertible loan and accrued interest to its former controlling shareholder due on August 31, 2016.

On June 16, 2016, the Company obtained the convertible loan from the Investor and repaid the outstanding loan balance owed to its former controlling shareholder in the amount of $2,988, including accrued interest of $247.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:- GENERAL (Cont.)

Since incorporation, the Company has incurred an accumulated deficit of $76,854. As of June 30, 2018, the Company’s cash position (cash and cash equivalents) totaled approximately $15,558. In addition, for the period ended June 30, 2018 and for the year ended December 31, 2017, the Company had positive cash flow from its operations. Management believes that its cash and cash equivalents are sufficient for the Company to meet its obligations as they come due at least for a period of twelve months from the date of issuance of the consolidated financial statements.

NOTE 2:- UNAUDITED INTERIM FINANCIAL INFORMATION

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Article 10 of U.S. Securities and Exchange Commission Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments except as otherwise discussed) considered necessary for a fair presentation have been included.

Operating results for the six month period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements of the Company as of December 31, 2017, set forth in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 28, 2018, except as discussed below:

a.	Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statement of operations.

The fair value for the Company’s stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted average assumptions:

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Six months ended June 30,
	2018	2017

Dividend yield	0%	0%
Risk-free interest rate	2.6%	1.42%
Expected term (in years)	4.22	4.19
Volatility	77.03%	80.39%
Forfeiture rate	0%	0%

The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to changes in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company’s share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company’s options.

The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulletin No. 110, which is the mid point between the vesting date and the end of the contractual of the option.

b.	Recently issued and adopted accounting standards :

1.	On January 1, 2018, the Company adopted the requirements of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings.

This adjustment did not have a material impact on the Company’s condensed interim consolidated financial statements. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Revenue Recognition (“Topic 605”).

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive.

The Company applies the following five-step approach:

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a)	Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into a written agreement with a customer that defines each party’s rights regarding the products or services to be transferred and identifies the payment terms related to these products or services, (ii) both parties to the contract are committed to perform their respective obligations, (iii) the contract has commercial substance, and (iv) the Company determines that collection of substantially all consideration for products or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s payment history or, in the case of a new customer, published credit and financial information pertaining to the customer.

b)	Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from the Company, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract.

The Company’s contracts contains a single performance obligation which includes sale of product or development and manufacturing services and sale of product that are not separately identifiable and, therefore, not distinct. In situations when the Company’s contract includes distinct goods or services that are substantially the same and have the same pattern of transfer to the customer over time, they are recognized as a series of distinct goods or services.

When contracts are modified to account for changes in contract specifications and requirements, the Company consider whether the modification either creates new or changes the existing enforceable rights and obligations. Contract modifications that are for goods or services that are not distinct from the existing contract, due to the significant integration with the original good or service provided, are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. When the modifications include additional performance obligations that are distinct and at relative stand-alone selling price, they are accounted for as a new contract and performance obligation, which are recognized prospectively.

 RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c)	Determine the transaction price

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company doesn’t usually grant its customers with a right to return the products sold. However, in some cases, the arrangements may include penalties if the Company fails to deliver future goods on time. The above is accounted for as variable considerations, which may be considered as adjustments to the transaction price.

As the Company’s standard payment terms are less than one year, the contracts have no significant financing component.

d)	Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis unless a portion of the variable consideration related to the contract is allocated entirely to a performance obligation.

e)	Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized based on the transaction price at the time the related performance obligation is satisfied by transferring a promised product or service to a customer.

The Company generally satisfies performance obligations at a point in time, once the customer has obtained the legal title to the items purchased or service provided.

Revenues from long-term and short-term fixed price contracts are usually recognized over time based on the cost-to-cost input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Contract Estimates - In estimating contract costs, the Company utilizes a profit-booking rate based upon performance expectations that takes into consideration a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as the Company is able to mitigate and retire such risks. Conversely, if the Company is not able to retire these risks, cost estimates may increase, resulting in a lower profit-booking rate.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cost estimation process requires significant judgment and is based upon the professional knowledge and experience of the Company’s engineers, program managers, and financial professionals. Factors considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity, and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any performance delays, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete.

Changes in estimates of sales, costs, and profits on a performance obligation are recognized using the cumulative catch-up method of accounting, which recognizes in the current period the cumulative effect of the changes in current and prior periods. When estimates of total costs to be incurred exceed estimates of total revenue to be earned on a performance obligation related to a complex, construction-type contract, a provision for the entire loss on the performance obligation is recognized in the period the loss is determined.

Contract Assets - Contract assets primarily relate to the Company’s rights to consideration for work completed but not billed as of the reporting date when the right to payment is not just subject to the passage of time, including retention amounts. Contract assets are classified as current assets and, in accordance with industry practice, include amounts that may be billed and collected beyond one year due to the long term nature of many of the Company’s contracts. Contract assets are transferred to accounts receivable when the right to consideration becomes unconditional.

Contract Liabilities - Contract liabilities are comprised of advance payments. Such advances are generally not considered a significant financing component, because they are utilized to pay for contract costs within a one year period. Contract liability amounts are recognized as revenue once the requisite performance progress has occurred.

See also Note 4 for other required disclosures and Note 12b for disaggregation of revenues.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the new standard effective January 1, 2018. The adoption of this new guidance had an immaterial impact on the Company’s consolidated financial statements. Restricted cash is invested in short-term bank deposits (for three months), which are mainly used as security for the Company’s guarantees to customers and lines of credits with banks.

The following table provides a reconciliation of cash and cash equivalents and restricted deposits reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	June 30, 2018	June 30, 2017
	Unaudited

Cash and cash equivalents	$15,558	$743
Restricted cash	422	586

Cash and cash equivalents and restricted cash	$15,980	$1,329

c.	New accounting standards not yet effective :

In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e, lessees and lessors), ASU 2016-02 - Leases (Topic 842). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. Topic 842 supersedes the previous leases standard, ASC 840, “Leases”. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:- REVENUES

The adoption of Topic 606 did not have a material impact on the Company’s consolidated balance sheets as of June 30, 2018 and statements of operations and cash flows for the six months period ended June 30, 2018. In accordance with the new standard, unbilled accounts receivable were reclassified as contract assets and advance payments and billings in excess of revenue were reclassified as contract liabilities as of June 30, 2018 and December 31, 2017, none of which resulted in a change to total current assets or total current liabilities.

The following table presents the significant changes in the advances from customers balance during the six months ended June 30, 2018:

Six months ended June 30, 2018
Unaudited
Balance, beginning of the period	$41
New performance obligations	116
Reclassification to revenue as a result of satisfying performance obligation	(41)
Balance, end of the period	$116

The following table summarizes our contract assets and liabilities balances:

2018
Unaudited

Contract assets at January 1, 2018	$1,140
Contract assets at June 30, 2018	$1,188

Change in contract assets - increase	$48

Contract liabilities at January 1, 2018	$145
Contract liabilities at June 30, 2018	$431

Change in contract liabilities - increase	$286

Net change	$238

For the six months ended June 30, 2018, the entire amount that was previously included in the beginning balance of contract liabilities was recognized.

The Company’s unsatisfied performance obligations as of June 30, 2018 and the estimated revenue expected to be recognized in the future related to long-term fixed price contracts amounts to $2,070. The Company expect to recognize approximately 95% of this amount as revenues during the next 12 months and the rest thereafter.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:- INVENTORIES

	June 30, 2018	December 31, 2017
	Unaudited

Raw materials and components	$2,405	$3,277
Work in progress, net	2,757	3,093
Finished goods	1,875	1,540

	$7,037	$7,910

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

	June 30, 2018	December 31, 2017
	Unaudited

Cost:

Factory building	$2,061	$2,054
Machinery and equipment *)	10,904	10,400
Office furniture and equipment	794	771
Leasehold improvements	396	386

	14,155	13,611
Accumulated depreciation:

Factory building	1,998	1,990
Machinery and equipment	7,440	7,242
Office furniture and equipment	329	317
Leasehold improvements	156	147

	9,923	9,696

Depreciated cost	$4,232	$3,915

*)	As of June 30, 2018, $985 relates to construction-in-process of production infrastructure.

Depreciation expense amounted to $227 and $297 for the six months period ended June 30, 2018 and 2017, respectively. During the six months period ended June 30, 2018, the Company recorded $387 as impairment loss.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:- FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial instruments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company’s liabilities measured at fair value on a recurring basis at June 30, 2018 and 2017:

	June 30, 2018
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$57	$-	$57

Total	$-	$57	$-	$57

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:- FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

	June 30, 2017
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$155	$-	$155

Total	$-	$155	$-	$155

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company’s research and development efforts have been partially financed through royalty-bearing programs sponsored by the Israel Innovation Authority (“IIA”). In return for the IIA’s participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. As of June 30, 2018, the Company received total grants from the IIA in the amount of $5,543 including LIBOR interest. The total amount of royalties charged to operations for the period ended June 30, 2018 and 2017 was approximately $44 and $155, respectively. As of June 30, 2018, the Company’s contingent liability for royalties, net of royalties paid or accrued, totaled approximately $642.

b.	The Company’s offices in Netanya, Israel, are leased under a non-cancelable operating lease expiring on February 28, 2022. In addition, the Company’s motor vehicles are leased under operating leases.

Annual minimum future rental commitments under these leases, at exchange rates in effect on June 30, 2018, are approximately as follows:

2018	$422
2019	781
2020	618
2021	380
2022	57
$2,258

Lease expense for the six months periods ended June 30, 2018 and 2017, were $462 and $430, respectively.

c.	The Company provides bank guarantees to some of its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of June 30, 2018, is approximately $375.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In June 2018, the Company’s shareholders approved an increase of the Company’s authorized share capital by NIS 1,875,000 and as a result the authorized share capital is equal to NIS 3,000,000 divided into 100,000,000 Ordinary Shares, par value NIS 0.03 each.

In August 2017, the Company entered into agreements with several Israeli institutional investors to purchase 4,604,500 ordinary shares at price per share of $2.15, for a total consideration of $9,900. Offering costs amounted to $174.

b.	Stock option plans:

In April 2015, the Company’s Board of Directors adopted the “2015 Share Option Plan” (the “Plan”), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary Shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within a maximum of ten years from adoption of the plan.

In June 2016, the Company granted options to certain employees and officers of the Company, to purchase a total 984,375 Ordinary Shares at an exercise price of $0.90 per share. The options will vest as follows: 25% of the options granted to each employee will vest in June 2017; additional 75% shall vest in three equal annual installments of 25% each until June 2020. These options shall be exercisable for 48 months following the date of the vesting. As part of the grant, the Company’s former CEO was granted options to purchase 168,750 Ordinary Shares at an exercise price of $0.90 per Ordinary share. The former CEO resigned in November 2016.

In November 2016, the Company’s Audit Committee (in its capacity as the Compensation Committee) and Board of Directors determined, subject to shareholders approval, to extend until January 2017, the exercise date of the former CEO’s options by accelerating the vesting of 126,563 Options as of December 31, 2016. Pursuant to the terms of the plan, the former CEO was eligible to exercise such number of the options (or any part thereof) within 90 days of the date of his resignation. The Company recognized $71 share based compensation expense related to this acceleration.

In November 2016, the Company’s Audit Committee (in its capacity as the Compensation Committee) and Board of Directors determined, subject to shareholders approval to grant its newly appointed CEO (i) options to purchase 68,750 Ordinary Shares at an exercise price of $1.16 per Ordinary share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 Ordinary Shares at an exercise price of $1.16 per Ordinary share that will vest immediately in lieu of 99 vacation days that were accrued and redeemable for his benefit. These options are exercisable for 48 months. On January 15, 2017, the Company’s shareholders approved the grant of the options to the CEO and the acceleration of the option grant to the former CEO.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

In December 2016, the Company granted options to purchase 40,000 Ordinary Shares at an exercise price of $1.17 per Ordinary share, that will vest immediately in lieu of 36 vacation days that were accrued and redeemable for an employee benefit. These options are exercisable for 48 months.

In February 2017, the Company granted options to a new officer of the Company to purchase a total of 37,500 Ordinary Shares at an exercise price of $1.26 per share. The options will vest as follows: 25% of the options granted will vest in February 2018; and 75% of the options will vest in three equal annual installments of 25% each until February 2021. These options will be exercisable for 48 months following the date of vesting.

In March 2017, the Company granted options to a consultant to the Company to purchase a total of 222,000 Ordinary Shares at an exercise price of $1.22 per share. The options will vest in six equal semi-annual installments of 37,000 options starting August 2018 until February 2020. These options will be exercisable for 48 months following the date of vesting.

On May 24, 2017, the Company’s Board of Directors approved an increase in the framework of the Plan to 2,000,000 shares.

In May 2017, the Company granted options to certain employees and officers of the Company to purchase a total of 100,000 Ordinary Shares at an exercise price of $1.14 per share. The options will vest as follows: 25% of the options granted will vest in May 2018; and 75% of the options will vest in three equal annual installments of 25% each until May 2021. These options will be exercisable for 48 months following the date of vesting.

In September 2017, the Company granted options to certain employees and officers of the Company to purchase a total of 613,750 Ordinary Shares at an exercise price of $2.96 per share. The options will vest as follows: 25% of the options granted will vest in September 2018; and 75% of the options will vest in three equal annual installments of 25% each until September 2021. These options will be exercisable for 48 months following the date of vesting.

In November 2017, the Company granted options to one of its officers to purchase a total of 200,000 Ordinary Shares at an exercise price of $3.39 per share. The options will vest as follows: 25% of the options granted will vest in November 2018; 75% of the options will vest in three equal annual installments of 25% each until November 2021. These options will be exercisable for 48 months following the date of the vesting. In June 2018, the company’s Board of Directors approved repricing of the grant and updated its exercise price to $2.43 per share. The impact of the repricing resulted in an incremental value of the options repriced of approximately $9, which is expected to be recorded through 2021.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

In April 2018, the Company granted options to its CEO to purchase a total of 500,000 Ordinary Shares at an exercise price of $2.32 per share. The options will vest as follows: 25% of the options granted will vest in April 2019; and 75% of the options will vest in twelve equal quarterly installments of 6.25% each until April 2022. These options will be exercisable for 48 months following the date of vesting.

On June 7, 2018, the Company’s shareholders approved the U.S. Taxpayers Appendix to our 2015 Share Option Plan and to reserve 1,000,000 of our Ordinary Shares for issuance thereunder.

As of June 30, 2018, options to purchase 521,250 Ordinary Shares are available for future grant under the Plan.

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Six months ended June 30, 2018
	Unaudited
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	1,847,500	$1.91	8.88	$2,159
Granted	500,000	2.32	-	-
Exercised	(84,375)	0.9	-	-

Outstanding at the end of the period	2,263,125	$2.04	8.96	$2,354

Exercisable	508,750	$1.03	8.19	$1,045

Intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary Shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on June 30, 2018. This amount changes based on the fair market value of the Company’s Ordinary share.

As of June 30, 2018, unamortized compensation expenses related to employees and directors stock options to be recognized over an average time of approximately 4 years is approximately $2,317.

During the six months period ended June 30, 2018, the Company recognized compensation expenses related to employees and service providers stock option in the amount of $400, as follows:

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

	Six months ended June 30,
	2018	2017
	Unaudited

Cost of revenues	73	40
Marketing and selling	94	2
General and administrative	233	207
	400	249

c.	Warrants:

On May 18, 2016, the Company issued Warrants to the Investor (see Note 1c) to purchase: (i) 4,255,319 additional Ordinary Shares at an exercise price per Ordinary share of $0.47 (having an aggregate exercise price of $2,000), exercisable for a period of 24 months following the date of the Initial Investment and (ii) 3,636,363 Ordinary Shares at an exercise price per Ordinary share of $0.55 (having an aggregate exercise price of $2,000), exercisable for a period of 48 months following the date of the Initial Investment. During 2016, the Investor exercised Warrants to purchase 2,659,575 Ordinary Shares at an exercise price per share of $0.47 for an aggregate total consideration of $1,250. During 2017, the Investor exercised Warrants to purchase 1,595,744 Ordinary Shares at an exercise price per share of $0.47 for an aggregate total consideration of $750, and an additional 2,181,818 Ordinary Shares at an exercise price per share of $0.55 for an aggregate total consideration of $1,200. In January 2018, the Investor exercised Warrants to purchase an additional 1,454,545 Ordinary Shares at an exercise price per share of $0.55 in consideration of $800.

On May 18, 2016, as part of the investment transaction, the Company issued to a consultant 510,638 Warrants to purchase Ordinary Shares at an exercise price per Ordinary share of $0.47, exercisable for a period of 18 months following the date of the Initial Investment. During 2016, the consultant exercised Warrants to purchase 106,383 Ordinary Shares at an exercise price per share of $0.47, for an aggregate total consideration of $50. During 2017, the consultant exercised Warrants to purchase 404,255 Ordinary Shares at an exercise price per share of $0.47, for an aggregate total consideration of $190.

As of June 30, 2018 all of the Company’s outstanding Warrants were fully exercised.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:- FINANCIAL EXPENSES, NET

	Six months ended
	June 30,
	2018	2017
	Unaudited
Income:

Foreign currency exchange differences	$28	$184
Interest on cash equivalents and restricted deposits	83	9

	111	193
Expenses:

Extinguishment and amortization of shareholders’ convertible loans discount and beneficial conversion feature	-	19
Interest on shareholders’ convertible loans	-	125
Bank commissions and others	29	40
Foreign currency exchange differences	78	6
Interest on loans from banks and other credit balances	1	12

	(108)	(202)

Total financial income (expenses), net	$3	$(9)

NOTE 11:- RELATED PARTY BALANCE AND TRANSACTIONS

In January 2017, the Company’s shareholders approved that in addition to the directors’ fees to be paid to all of the Company’s directors commencing as of January 1, 2017, the Company will pay the Investor an additional monthly payment of approximately $4.6 (NIS 17.5) for time devoted to the Company by the Executive Chairman of the Board of Directors, who is also a co-owner of the Investor. In 2017 the Company’s consolidated audited financial statements reflected net income (before taxes), so such additional monthly payment increased to approximately $9 (NIS 35,000) going forward.

In addition, the Company’s shareholders approved a new engagement letter with a director of the Company (the “Director”), according to which the Director will be entitled to receive a commission of 2.5% of the net revenues received by the Company with respect to specific transactions introduced to the Company by the Director, subject to a detailed agreement to be entered into by the Director and the Company and the prior approval of any such transactions by the Company and the Audit Committee. As of June 30, 2018 no revenues were generated as a result of this agreement, therefore no commission was paid.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:- RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

Balances with related parties:

	June 30, 2018	December 31, 2017

Accrued expenses	$44	$71

Loan from Shareholders, net	$-	$164

Related parties’ expenses:

	Six months ended June 30,
	2018	2017
	Unaudited

Directors and management fees	$92	$51

Amortization of shareholders’ convertible loans discount and BCF	$-	$19

Interest on shareholders’ convertible note and loans	$-	$125

NOTE 12:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	In accordance with Statement of ASC 280, “Segment Reporting”, the Company is organized and operates as one business segment, which develops, manufactures and sells Tactical Land Radars for Ground Forces and Border Protection and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs (see also Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Six months ended
	June 30,
	2018	2017
	Unaudited

Israel	$3,593	$2,714
Asia	2,540	3,929
North America	5,528	3,085
Latin America	214	264
Europe	721	-
Total	$12,596	$9,992

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:(*)

	Six months ended
	June 30,
	2018	2017
	Unaudited
	%

Customer A	11	6
Customer B	20	10
Customer C	8	24
Customer D	9	12
Customer E	10	3
Customer F	11	-

(*) as defined in DEC-17 financials.

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